UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nordstrom, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

655664100

(CUSIP Number)

September 8, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655664100

1	NAMES OF REPORTING PERSONS El Puerto de Liverpool, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,755,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,755,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,755,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.	(a). Name of Issuer

Nordstrom, Inc. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Office

1617 Sixth Avenue, Seattle, Washington 98101

Item 2(a).	Name of Person Filing

El Puerto de Liverpool, S.A.B. de C.V. (“Reporting Person”)

Item 2(b).	Address of Principal Business Office

Mario Pani No. 200, Col. Santa Fé Cuajimalpa, Cuajimalpa, Ciudad de México, CP 05348, Mexico

Item 2(c).	Citizenship

Mexico

Item 2(d).	Title of Class of Securities

Common stock, without par value (the “Common Shares”)

Item 2(e).	CUSIP Number

655664100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of the date hereof, Reporting Person directly holds 15,755,000 Common Shares, representing 9.9% of the outstanding Common Shares based upon 159,131,955 Common Shares outstanding as of August 26, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 2, 2022.

(b)	Percent of class:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of the percentage of Common Shares listed on the Reporting Person’s cover page.

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2022

EL PUERTO DE LIVERPOOL, S.A.B. DE C.V.

By:	/s/ Enrique Güijosa Hidalgo
Name:	Enrique Güijosa Hidalgo
Title:	Chief Financial Officer